Skadden - May 13, 2020


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 	)*

Live Oak Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53804F103

(CUSIP Number)

May 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate
the rule pursuant to which this
Schedule is filed:
[_] Rule 13d-1(b)
[x]Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G

CUSIP No.  53804F103

1
Names of Reporting Persons
Atalaya Capital Management LP
2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]
3
Sec Use Only
4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially
Owned by Each Reporting Person
With:

5
Sole Voting Power


400,000



6
Shared Voting Power
1,300,000

7
Sole Dispositive Power


400,000

8
Shared Dispositive Power


1,300,000
9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,700,000
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row (9)
8.50%
12
Type of Reporting Person (See Instructions)
IA, PN


Page 2 of 13



1
Names of Reporting Persons
Corbin ERISA Opportunity Fund, Ltd.
2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]
3
Sec Use Only
4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially
Owned by Each Reporting Person
With:

5
Sole Voting Power


0




6
Shared Voting Power
1,300,000

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,300,000
9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,300,000
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row (9)
6.50%
12
Type of Reporting Person (See Instructions)
PN



1
Names of Reporting Persons
Corbin Capital Partners Group, LLC
2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]
3
Sec Use Only
4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially
Owned by Each Reporting Person
With:

5
Sole Voting Power


0




6
Shared Voting Power
1,300,000

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,300,000
9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,300,000
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row (9)
6.50%
12
Type of Reporting Person (See Instructions)
OO



1
Names of Reporting Persons
Corbin Capital Partners, L.P.
2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]
3
Sec Use Only
4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially
Owned by Each Reporting Person
With:

5
Sole Voting Power


0




6
Shared Voting Power
1,300,000

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,300,000
9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,300,000
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11
Percent of class represented by amount in row (9)
6.50%
12
Type of Reporting Person (See Instructions)
IA





Item 1(a).	Name of Issuer:

Live Oak Acquisition Corp

Item 1(b).  Address of Issuer's Principal Executive Offices:

774A Walker Road Great Falls, VA 22066

Item 2(a). Name of Person Filing:

This statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i. Atalaya Capital Management LP (ACM);

ii. Corbin ERISA Opportunity Fund, Ltd. (Corbin);

iii. Corbin Capital Partners Group, LLC (CCPG); and

iv. Corbin Capital Partners, L.P. (CCP)

ACM serves as sub-advisor to Corbin and, in such capacity, exercises discretionary investmentauthority over the Shares held directly by Corbin.

Item 2(b).  Address of Prinicpal Business Office or, if None, Residence:

The address of the principal business office of ACM is 780 Third Ave, 27th Floor,New York, NY 10017. The address of the principal business office of each of Corbin, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Each of ACM, Corbin and CCP is a Delaware limited partnership. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

Class A Common Stock, par value $0.0001 per

Item 2(e). CUSIP Number:

53804F103

Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), Check Whether
the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,700,000 Shares, which amount includes the 1,300,000 Shares beneficially owned by Corbin, CCPG and CCP.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 8.50% of Shares outstanding, which amount includes the 6.50% of Shares outstanding beneficially owned by each of Corbin, CCPG and CCP.
(These percentages are based on 20,000,000 Shares outstanding as the consummation of the initial public offering registration statementon
Form S-1 filed on May 4, 2020.)

Item 4(c).  Number of shares as to which such person has:

ACM:

(i) Sole power to vote or to direct the vote: 400,000
(ii) Shared power to vote or to direct the vote: 1,300,000
(iii) Sole power to dispose or to direct the disposition of: 400,000
(iv) Shared power to dispose or to direct the disposition of: 1,300,000

Corbin:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,300,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,300,000

CCPG:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,300,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,300,000

CCP:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,300,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,300,000


Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security beingreported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.	Identification and classification of members of the group.

ACM, Corbin, CCPG and CCP may he deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,700,000 Shares. Corbin, CCPG and CCP disclaim beneficial ownership over the Shares held directly by ACM.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that theinformation set forth in this statement is true, complete and correct.

Atalaya Capital Management LP

By:    Drew Phillips
Name:  Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager

By:    Daniel Friedman
Name:  Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:    Daniel Friedman
Name:  Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:    Daniel Friedman
Name:  Daniel Friedman
Title: General Counsel




May 15, 2020

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18U.S.C. 1001).



EXHIBIT INDEX

Ex. A - Joint Filing Agreement

Page No: 8


JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Live Oak Acquisition Corp. dated as of May 15, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Atalaya Capital Management LP

By:    Drew Phillips
Name:  Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager

By:    Daniel Friedman
Name:  Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:    Daniel Friedman
Name:  Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:    Daniel Friedman
Name:  Daniel Friedman
Title: General Counsel